OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Intellicheck Mobilisa, Inc.

(Name of Issuer)

Common Stock par value $0.001

 (Title of Class of Securities)

45817G 102

 (CUSIP Number)

Nelson Ludlow
191 Otto Street
Port Townsend, WA  98368
360.344.3233

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2010

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45817G 102

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nelson Ludlow

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

	6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,216,726 (includes options to purchase 25,000 shares exercisable within 60 days from December 1, 2010).
	8.	Shared Voting Power 7,968,184 (all 7,968,184 of which are shares owned by Dr. Ludlow’s spouse).
	9.	Sole Dispositive Power 4,216,726 (includes options to purchase 25,000 shares exercisable within 60 days from December 1, 2010).
	10.	Shared Dispositive Power 7,535,449 (all 7,535,449 of which are shares owned by Dr. Ludlow’s spouse)

11.
Aggregate Amount Beneficially Owned by Each Reporting Person: 11,752,175 (includes (i) options to purchase 25,000 shares exercisable within 60 days from December 1, 2010 and (ii) 7,535,449 shares owned by Dr. Ludlow’s spouse).

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 43.5%

	14.	Type of Reporting Person IN

Explanatory Note

This Amendment No. 3 to Schedule 13D (the “Amendment”) relates to shares of Common Stock, par value $0.001 per share (“Common Stock”), of Intellicheck Mobilisa, Inc., a Delaware corporation, with its principal office located at 191 Otto Street, Port Townsend, WA  98368, and is being filed on behalf of Dr. Nelson Ludlow to amend and supplement the Items set forth below of Dr. Ludlow’s Schedule 13D, as amended, that was previously filed with the Securities and Exchange Commission on March 25, 2008 (the “Schedule 13D”).

Item 4.                  Purpose of Transaction.

Dr. Ludlow’s spouse, Bonnie Ludlow, disposed of 432,735 shares of Common Stock for an aggregate sale price of $199,058.10 pursuant to certain private call rights Ms. Ludlow originally granted to Steve Williams and Claudia Monroe on April 6, 2007 and that Mr. Williams and Ms. Monroe subsequently exercised as follows:

Date	Shares	Aggregate Sales Price	Exercised By
9/7/10	28,000	$12,880.00	C. Monroe
9/20/10	30,000	13,800.00	S. Williams
9/24/10	50,000	23,000.00	S. Williams
10/26/10	130,000	59,800.00	S. Williams
11/16/10	64,735	29,778.10	C. Monroe
12/1/10	130,000	59,800.00	S. Williams

Item 5.                  Interest in Securities of the Issuer

(a)                  See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate numbers of shares and percentage of Common Stock beneficially owned by Dr. Ludlow.

(b)                  See items 7 through 10 on the cover pages to this Schedule 13D for the aggregate numbers of shares of Common Stock beneficially owned by Dr. Ludlow as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)                   As set forth herein, Dr. Ludlow’s spouse, Bonnie Ludlow, disposed of 432,735 shares of Common Stock for an aggregate sale price of $199,058.10 pursuant to certain private call rights Ms. Ludlow originally granted to Steve Williams and Claudia Monroe on April 6, 2007 and that Mr. Williams and Ms. Monroe subsequently exercised.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Ludlow presently holds 25,000 fully vested options to purchase shares of Common Stock at an exercise price of $3.63 that expire on March 20, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2010
Date

/s/ Nelson Ludlow
Signature

Nelson Ludlow
Name